SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934


               Mechanical Technology Incorporated
                         (Name of Issuer)

                   $1.00 Par Value Common Stock
                  (Title of Class of Securities)


                             583538103
                          (CUSIP Number)


                     CATHERINE S. HILL, ESQ.
                     Catherine S. Hill, PLLC
                         One Global View
                      Troy, New York  12180
                          (518) 285-7586

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                       September 30, 1998
                  (Date of Event which Requires
                    Filing of this Statement)


          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Section
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

         Check the following box if a fee is being paid with this Statement:



CUSIP NO.  583538103



     1.   NAME OF REPORTING PERSONS
          First Albany Companies Inc.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          14-1462255


     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)
          (b)

     3.   SEC USE ONLY



     4.   SOURCE OF FUNDS
                              WC


     5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                    Organized under the laws of the State of New York







NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
    2,444,038 (34.0%)


8.  SHARED VOTING POWER

                         0

9.  SOLE DISPOSITIVE POWER
     2,444,038 (34.0%)


10. SHARED DISPOSITIVE POWER
                          0




11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          2,444,038 (34.0%)


12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               34.0%

14.  TYPE OF REPORTING PERSON
                                CO



CUSIP NO.  583538103



     1.   NAME OF REPORTING PERSONS
          George C. McNamee

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)
          (b)

     3.   SEC USE ONLY



     4.   SOURCE OF FUNDS

                              PF

     5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America






NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
            285,303  (4.0%)

8.  SHARED VOTING POWER
                              0

9.  SOLE DISPOSITIVE POWER

            285,303 (4.0%)
10. SHARED DISPOSITIVE POWER
                              0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          285,303 (4.0%) (1)


12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 4.0%

14.  TYPE OF REPORTING PERSON
                                  IN



    (1) Excludes 12,000 Shares owned by his wife and 2,444,038 Shares owned by FAC. Mr. McNamee disclaims beneficial ownership of such securities, and the filing of this Statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or any other purpose, the beneficial owner of such securities.


CUSIP NO.  583538103



     1.   NAME OF REPORTING PERSONS
          Alan P. Goldberg

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)
          (b)

     3.   SEC USE ONLY



     4.   SOURCE OF FUNDS

                              PF

     5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America




NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
     321,191 (4.5%) (1)


8.  SHARED VOTING POWER
                        0

9.  SOLE DISPOSITIVE POWER
     321,191 (4.5%) (1)


10. SHARED DISPOSITIVE POWER
                        0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          321,191 (4.5%) (1)


12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 4.5%

14.  TYPE OF REPORTING PERSON
                                  IN


     (1) Includes 121,000 Shares owned by the Goldberg Charitable Trust and excludes 2,444,038 Shares owned by FAC. Mr. Goldberg disclaims beneficial ownership of such securities, and the filing of this Statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or any other purpose, the beneficial owner of such securities.


SCHEDULE 13D

Item 1.  Security and Issuer.
     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $1.00 per share (the "Common Stock") of Mechanical Technology Incorporated, a New York corporation ("MTI"), with its principal executive offices located at 968 Albany-Shaker Road, Latham, New York 12110.

Item 2.  Identity and Background.

     This statement is being filed by First Albany Companies, Inc., a New York corporation ("FAC"), George C. McNamee ("McNamee") and Alan P. Goldberg ("Goldberg"; FAC, McNamee and Goldberg, collectively, the "Reporting Persons"). FAC is a holding company that, through its principal wholly-owned subsidiary, First Albany Corporation ("First Albany"), is an investment banking, securities trading and brokerage firm serving corporations, governments and institutional investors. The address of FAC's principal office and principal business is 30 South Pearl Street, Albany, New York 12207-1599.

     McNamee is the Chief Executive Officer and a Director of MTI. His principal occupation is as Co-Chief Executive Officer and Chairman of the Board of Directors of FAC. His business address is at FAC's principal offices at 30 South Pearl Street, Albany, New York 12207-1599.

     Goldberg is a Director of MTI. His principal occupation is as Co-Chief Executive Officer and President of FAC. His principal address is at FAC's principal offices at 30 South Pearl Street, Albany, New York 12207-1599.

     McNamee and Goldberg are each citizens of the United States of America.

     During the last five years, neither McNamee nor Goldberg has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities to, Federal or State Securities Laws or finding any violation with respect to such laws.

     The name, business address and present principal occupation or employment of each executive officer and director (the "Executive Officers and Directors") of FAC are set forth in Schedule I hereto, which is incorporated herein by reference. Each of such individuals is a citizen of the United States of America, except for J. Anthony Boeckh, Ph.D., who is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Persons have exercised their rights to purchase Shares of the Issuer pursuant to the rights offering described in the Registration Statement filed with the Securities and Exchange Commission on August 19, 1998 ("Rights Offering"), under the Securities Act of 1933 (the "Securities Act").

     FAC purchased 407,340 Shares in the Rights Offering. Such Shares were paid for out of working capital of FAC in the amount of $2,444,040.

     McNamee purchased 49,552 Shares in the Rights Offering, which includes 2,000 Shares owned by his wife, with his personal funds for a total purchase price of $297,312.

     Goldberg purchased 54,366 Shares in the Rights Offering, which includes 21,000 Shares owned by the Goldberg Charitable Trust, with his personal funds for a total purchase price of $326,196.

Item 4.  Purpose of Transaction.

     The Reporting Persons purchased the Shares for investment purposes. From time to time, the Reporting Persons have engaged in discussions with the Issuer, its officers and directors and other significant shareholders relating to the Issuer's policies, management, directors, business, operations, financial condition, strategies and other developments, and the Reporting Persons intend to engage in such discussions in the future. From time to time, each of the Reporting Persons may buy or sell additional Shares on the open market, in private negotiated transactions, from the Issuer or otherwise.

     Notwithstanding the foregoing, as a significant shareholder of the Issuer and through any of its representatives that may be members of the Issuer's Board of Directors, the Reporting Persons may consider, from time to time, (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries
(iii) material changes in the present capitalization or dividend policy of the Issuer, (iv) other material changes in the Issuer's business or corporate structure, (v) changes in the Issuer's certificate of incorporation and by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized in an inter
- -dealer quotation system of a registered national securities association,
(vii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act or (viii) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

               (a) FAC is the direct beneficial owner of 2,444,038 Shares, which represent 34.0% of the Shares outstanding on September 30, 1998. McNamee is a direct beneficial owner of 285,303 Shares, which represent 4.0% of the Shares outstanding on September 30, 1998. McNamee's wife is the direct beneficial of 12,000 Shares. McNamee disclaims beneficial ownership of the 12,000 Shares owned by his wife, and the 2,444,038 Shares owned by FAC. Goldberg is the direct beneficial owner of 321,191 Shares, which represent
4.5% of the Shares outstanding on September 30, 1998, including 121,000
Shares owned by the Goldberg Charitable Trust. Goldberg disclaims beneficial ownership of such 121,000 Shares and the 2,444,038 Shares owned by FAC.

               (b) FAC has the sole power to direct the vote and disposition of all Shares directly owned by it as described in paragraph (a). McNamee and Goldberg are directors, officers and stockholders of FAC. McNamee has the sole power to direct the vote and disposition of all Shares directly owned by him as described in paragraph (a). Goldberg has the sole power to direct the vote and disposition of all Shares directly owned by him as described in paragraph (a).

     (c) Except as described in Items 3, 4, and 5 hereof, none of the Reporting Persons has effected any transactions in Shares during the past 60 days.

     (d) With the exception of 121,000 Shares owned by the Goldberg Charitable Trust, no other person is known to have the right to receive dividends from, or the proceeds from the sale of, such Shares.

               (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

     Not applicable.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:    September 30, 1998            FIRST ALBANY COMPANIES INC.

                                   By:________________________________
                                                Stephen P. Wink
						Secretary
                                   ___________________________________
                                                George  C. McNamee

                                   ___________________________________
                                                Alan P. Goldberg





                            SCHEDULE I

            INFORMATION WITH RESPECT TO DIRECTORS AND

        EXECUTIVE OFFICERS OF FIRST ALBANY COMPANIES INC.

     The following table sets forth the name and present principal occupation or employment of the current directors and executive officers of First Albany Companies Inc. Except as otherwise indicated below, the present business address of each such executive officer and director is 30 South Pearl Street, Albany, New York 12207-1599.

                                        PRESENT PRINCIPAL
          NAME                OCCUPATION OR EMPLOYMENT

George C. McNamee                  Chairman, director and Co-Chief
Director, Officer                  Executive Officer of FAC and First
                                   Albany.

Alan P. Goldberg                   Director, President and Co-Chief
Director, Officer                  Executive Officer of FAC and First
                                   Albany.

Daniel V. McNamee III              President of The Publishing & Media
Director                           Group, a management  consulting firm
                                   specializing in the media communications
                                   industry.  His present business address is
                                   475 Fifth Avenue, 19th Floor, New York,
                                   New York   10017.

J. Anthony Boeckh, Ph.D.           Chairman and Chief Executive Officer of
Director                           BCA Publications Ltd., Montreal, Canada,
                                   and Editor-in-Chief of The Bank Credit
                                   Analyst.  He is also a principal of
                                   Greydanus, Boeckh and Associates, Inc.,
                                   Montreal, Canada, a fixed income specialty manager. His principal business address is BCA Publications Ltd., 1002 Sherbrooke
                                   St. West, Ste. 1600, Montreal, Canada
                                   H3A 3L6.

Peter Barton                       Business consultant and investor.  His
Director                           principal business address is c/o Liberty
                                   Media Corp., 8101 East Prentice Avenue,
                                   Suite 500, Englewood, Colorado 80111.

Walter Fiederowicz                 Business consultant and investor. His
Director                           principal business address is 39 Painter
                                   Hill Road, Woodbury, Connecticut 06798.

          NAME                     PRESENT PRINCIPAL
                                   OCCUPATION OR EMPLOYMENT

Hugh A. Johnson, Jr.               Director, Senior Vice President and
Director, Officer                  Chief Investment Officer of FAC and
                                   First Albany and Chairman of First
                                   Albany Asset Management Corporation.

Benaree P. Wiley                   President and Chief Executive
Director                           Officer of The Partnership, a Boston-based
                                   organization founded by business and civic
                                   leaders to promote the development of
                                   professionals of color through  access to
                                   corporate, municipal and state leaders.
                                   Her principal business address is 334
                                   Boylston Street, Suite 400, Boston,
                                   Massachusetts   02116.

Charles L. Schwager                Consultant to Loanet, Inc., a provider of
Director                           on-line, real time accounting services to
                                   support financial institutions engaged in the business of borrowing and lending securities. His principal business address is 12B Manor Parkway, Salem, New Hampshire
                                   03079.

Stephen P. Wink                    Secretary and General Counsel of FAC
Officer                            and Sr. Vice President, General Counsel
                                   and Secretary of First Albany.

Timothy Wells                      Chief Financial Officer of FAC
Officer                            and Senior Vice President of
                                   First Albany.